SIMPSON THACHER & BARTLETT LLP
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DIRECT DIAL NUMBER		E-MAIL ADDRESS

July 30, 2010

VIA FEDEX AND EDGAR

Re:	Nielsen Holdings B.V.
Registration Statement on Form S-1
File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.04 per share, marked to show changes from the Amendment No. 1 to the Registration Statement as filed on July 8, 2010. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information, including presenting updated financial information for the period ending June 30, 2010.

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In addition, we are providing the following responses to your comment letter, dated July 23, 2010, regarding Amendment No. 1 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Selected Financial and Other Data

Note (8), pages 35 – 37

1.	Refer to the last sentence of your response to prior comment 16. Our understanding is that your presentation of pro forma financial information for 2006, based on Article 11 of Regulation S-X, is meant as a supplemental discussion. Your MD&A does not appear to include a supplemental discussion of the pro forma information beyond the presentation of the pro forma financial information. That is, the earliest years discussed in your MD&A are a comparison of your results of operations for 2008 to 2007. It therefore appears that this presentation, as well as the associated Pro Forma disclosure on page 12, should be removed from the filing. Please advise.

In response to the Staff’s comment, the Company has removed the disclosure of pro forma financial information for 2006 on page 13 and starting on page 36 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background and Executive Summary, page 38

2.	We note that the revised overview of the Management’s Discussion and Analysis section in response to prior comment 17 addresses your growth opportunities but does not address the challenges and risks with which management is concerned. Please revise to provide a balanced, executive-level discussion. For example, consider discussing the challenges and risks associated with the business strategy and growth opportunities that you discuss, the trends and uncertainties related to your long-term financial objectives, and your long-term plans regarding the high-level of indebtedness.

In response to the Staff’s comment, the Company has revised pages 37 and 38 of Amendment No. 2.

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Critical Accounting Policies

Share-Based Compensation

Fair Value Measurement and Valuation Methodologies, pages 41 – 42

3.	Refer to the table of stock options by period granted in the middle of page 41. It appears that the column label on the far-right column “Grand Date Fair Value per Share” includes the wrong values as it appears to be the fair value of the option, rather than the underlying share. Revise to include the fair value of the underlying shares.

In response to the Staff’s comment, the Company has revised page 40 of Amendment No. 2.

4.	We note certain revisions in response to prior comment 20. In the event that your IPO price increases significantly above your most recent valuations, you should disclose the specific reasons for the increase rather than a general description of valuation methods. This disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used on the most recent valuation.

The Company acknowledges the Staff’s comment and confirms that it will provide the proposed IPO price range in a subsequent pre-effective amendment once it has been determined. In the event that the IPO price range is significantly above the Company’s most recent valuations, the Company advises the Staff that it will provide the requested disclosure in a subsequent pre-effective amendment.

Goodwill and Indefinite-Lived Intangible Assets, page 42

5.	We note the revision you made in response to our prior comment 23. Consider indicating whether your sensitivity analysis of one percent change in assumptions would materially affect the company, your impairment analysis or the reporting units classifications as presented in your table (e.g., would some of the reporting units move from the 10% to 20% caption to the less than 10% caption).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered the impact of the one percent change in assumptions in the context of materiality to its disclosures. Specifically, a one percent increase in the discount rate coupled with a corresponding reduction in long-term growth rates would result in only one of our reporting units moving from its previously disclosed caption. The reporting unit, which had goodwill of approximately $376 million as of our October 1, 2009 test date, would move from the “10% to 20%” caption to the “Less than 10%” caption. Given that the Company had approximately $7,043 million of goodwill as of its October 1, 2009 test date, a potential $376 million movement between captions as a result of a one percent change in assumptions was not considered to be of sufficient significance to warrant additional disclosure within the registration statement.

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Results of Operations, pages 49 – 66

6.	We note that you have revised disclosures throughout this section, and on page 1, in response to prior comment 9. Please further revise the explanatory paragraphs on pages 1 and 49 to identify the non-GAAP nature of the constant currency method. It remains unclear, however, how your disclosures regarding constant currency meet the reconciliation requirements of Item 10(e) of Regulation S-K. Please demonstrate how your disclosures comply with Item 10(e) or further revise your filing to meet the reconciliation requirements. For guidance, consider Question 104.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 48 to 66 of Amendment No. 2.

7.	We note that in response to prior comments 24 and 25 you have made certain revisions to your disclosures throughout this section. Your revisions, however, appear to be incomplete in that you have not provided sufficient discussion of the underlying reasons for material changes in the line items discussed. For example, on page 53, you refer to relatively flat growth in North American television measurement substantially offset by declines in international television measurement and advertiser services. Your revised disclosures refer only to changes in constant currency, rather than identifying and quantifying the underlying reasons for the flat growth and the planed declines in international measurement and services. To the extent that currency changes do not reflect the only reason for material changes in the various line items discussed throughout this section, revise your discussion to clearly describe and quantify the other underlying factors. Refer to Section III.D of SEC Release No. 33-6835.

The Company acknowledges the Staff’s comment and has revised its disclosures to more clearly define the impact of changes in foreign currency exchange rates on its financial results. Additionally, the Company has provided further quantification for underlying reasons for non-currency related changes in its financial results where such information is available and where the Company internally quantifies and tracks such fluctuations. The Company respectfully submits that, where underlying fluctuations are not quantified within the Registration Statement, such information is not internally quantified and tracked in a meaningful manner and therefore, such information would not be “necessary to an understanding of its financial condition, changes in financial condition and results of operations” pursuant to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Cash Flows three months ended March 31, 2010 versus March 31, 2009, page 72

8.	We note that your revisions in response to prior comment have introduced days billing outstanding (DBO) as a “key collections performance indicator.” Further revise to quantify the DBO for each period presented in order to give context to the change in DBO discussed in each period. This comment is also applicable to your discussion of Cash Flows 2009 versus 2008 on page 72 and 2008 versus 2007 on page 73.

In response to the Staff’s comment, the Company has revised pages 72 and 73 of Amendment No. 2.

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Business, page 82

9.	We note that your discussion of your “Competitive Advantages,” “The Nielsen Opportunity,” and “Growth Strategy” is prominent while the discussion of the competitive challenges faced by the company is limited. Please refer to prior comment 29 and provide a balanced discussion of the competitive position of the company. For example, consider discussing how the company may be affected by certain market trends or the risks involved in your growth strategy.

In response to the Staff’s comment, the Company has revised pages 88 to 90 of Amendment No. 2.

Management, page 92

Director Qualifications, page 98

10.	You state that the board will maintain a formal diversity policy governing the nomination of its members subject to your contractual obligations of your Shareholders’ Agreement with the Sponsors. Please discuss the company’s formal diversity policy, how the policy is implemented, and how the nominating and corporate governance committee assesses the effectiveness of its policy. Refer to Item 407(c)(2)(vi) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 100 and 101 of Amendment No. 2.

Directors and Executive Officers, page 94

11.	Please disclose the business experience of each executive officer and director with regard to Nielsen Holdings B.V. We note your disclosure regarding each person’s current position at TNC B.V. and each person’s future position at Nielsen Holdings B.V. after the offering. It appears from your response to prior comment 54 that several of these individuals currently serve as directors and executive officers of the Nielsen Holdings B.V. Expand your disclosure to include the current position of each director and executive officer at Nielsen Holdings B.V. and the dates that each person has served in that capacity, or tell us why such disclosure is not required. Consider disclosing in this section any changes in management or the board that will occur after the offering, including the departures of current management or board members and changes to the number of directors on the board.

In response to the Staff’s comment, the Company has revised pages 95 to 99 of Amendment No. 2.

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Certain Relationships and Related Party Transactions, page 123

12.	We note your response to prior comment 38 regarding the indebtedness of the company held by “certain of the Sponsors.” Because it appears that not all of the Sponsors are holders of the debt totaling $554 million as of December 31, 2009, it appears inappropriate to aggregate the debt held by each of the Sponsors. Please identify the Sponsors holding the debt so investors can understand the full extent of the interests of those related parties.

In response to the Staff’s comment, the Company has revised page 133 of Amendment No. 2.

Description of Capital Stock

The Dutch Corporate Governance Code, page 134

13.	We note your response to prior comment 41 that you believe further disclosure regarding the Dutch corporate governance code is not useful. However, we believe that an expanded discussion of the expected differences between your corporate governance and the principles and best practice provisions of the Dutch corporate governance code may be useful to investors. In this respect, we note that your compensation policies may differ from the best practices provisions relating to director and management compensation set forth in best practice provision II.2. Please revise.

In response to the Staff’s comment, the Company has revised pages 144 to 146 of Amendment No. 2.

Nielsen Holdings B.V.

Condensed Consolidated Statements of Operations (Unaudited)

Notes to Condensed Consolidated Financial Statements

14.	Please consider revising to include interim footnote disclosure for any significant changes in Share-Based Compensation disclosures for the quarter ended March 31, 2010. In this regard, consider adding a table showing stock option activity as outlined in ASC 718-10-50-2(e) and (c).

In response to the Staff’s comment, the Company has revised page F-76 of Amendment No. 2.

Exhibits

15.	In response to prior comment 49, we note that you re-filed several agreements to include the schedules but did not include the exhibits to two agreements (Exhibits 4.1(a) and 4.11(g)). Please tell us why you believe that the exhibits to these agreements are not required to be filed. Please also tell us whether Schedule I to Exhibit 4.1(c) is complete since it appears that the Schedule is blank.

In response to the Staff’s comment, the Company has refiled Exhibit 4.1(a), Exhibit 4.1(c) and Exhibit 4.1(g) to include all schedules and exhibits to such agreements.

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Signatures

16.	We note your response to prior comment 54. Please tell us how you concluded that a legal entity such as AlpInvest Partners 2006 B.V. is able to serve as a director of the company. Provide the names of all current directors on the board, including the names of the natural persons who exercise voting and/or dispositive power on behalf of any legal entities.

The Company’s Dutch counsel has advised us that Dutch law allows both natural and legal persons to be appointed to the board of management of both private and public companies organized under the laws of The Netherlands. At present the members of the board of management of the Company are: (a) Mr. M.S. Chae; (b) Mr. A. Navab; (c) Mr. S. A. Schoen; (d) Mr. P.J. Healy; (e) Mr. J.A. Attwood Jr.; (f) Mr. M.J.B. Rutte and (g) AlpInvest Partners 2006 B.V. At present, the sole director of AlpInvest Partners 2006 B.V. is AlpInvest Partners N.V. and that entity is in turn validly represented, inter alia, by Mr. E.M.J. Thyssen (who is one of the directors of AlpInvest Partners N.V.) and Mr. P.F.F. de van der Schuren (who is the holder of a valid proxy given by AlpInvest Partners N.V. and duly registered with the chamber of commerce in Amsterdam, entitling him to unlimited powers of representation of AlpInvest Partners N.V. when acting with another director of that entity). In further response to the Staff’s comment, the Company has revised the signature pages of Amendment No. 2 to specifically identify Mr. Thyssen and Mr. van der Schuren as the natural persons authorized to execute the registration statement on behalf of Alpinvest Partners 2006 B.V. The Company advises the Staff that AlpInvest Partners 2006 B.V. will resign as a director of the Company immediately prior to the completion of the offering and, commencing at that time, all directors will be natural persons.

In addition, we are providing the following responses to certain comments in your earlier comment letter, dated June 30, 2010. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

2.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of the Securities Act Compliance and Disclosure Interpretations available on our website.

In response to the Staff’s comment, the Company has included the pictures or graphics that it intends to use for the inside cover of the prospectus in Amendment No. 2.

15.

Please provide more detail regarding the terms of the debt, including the interest rate and maturity of the indebtedness, and the approximate amount that you intend to use to repay your existing indebtedness. To the extent known, also discuss the “general

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corporate purposes” for which the net proceeds in this offering are intended to be used. To the extent material, disclose the total amount of the company’s indebtedness and the amount of any proceeds that will be used to repay debt to a related party. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of the indebtedness. See Item 504 and Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 8 and 29 of Amendment No. 2.

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Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Nielsen Holdings B.V.

James W. Cuminale, Esq.